MORGAN
& COMPANY
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in the amended Registration Statement on Form SB-2 of Scala Minerals, Inc. of our report, dated October 13, 2004, relating to the balance sheet of Scala Minerals, Inc. as of September 30, 2004 and the related statements of operations, stockholders' equity and cash flows for the period from June 2, 2004 (date of inception) to September 30, 2004.

We also consent to the reference to us under the heading "Interest of Named Experts and Counsel" in such Registration Statement.

Vancouver, Canada — "Morgan & Company"

February 16, 2005 — Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF
ACPA
INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1